Exhibit 21

SUBSIDIARIES

Community Bankshares, Inc.

Community Bank & Trust, a wholly owned subsidiary of Community Bankshares, Inc.

Financial Supermarkets, a wholly owned subsidiary of Community Bank & Trust

Financial Properties, Inc, a wholly owned subsidiary of Community Bank & Trust

Community Bank & Trust-Alabama, a wholly owned subsidiary of Community Bankshares, Inc.

Community Bank & Trust-Troup, a wholly owned subsidiary of Community Bankshares, Inc.